UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2011
Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Consolidated Interim Financial Statements for the three months ended March 31, 2011.
2.	Management's Discussion and Analysis for the three months ended March 31, 2011.
3.	Canadian Form 52-109F2-Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Interim Filings – CFO.
.

Document 1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED 31 MARCH 2011

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

These financial statements have not been reviewed by the Company’s auditors

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Financial Position
As at 31 March 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited
	Note	31 March 2011	31 December 2010
Assets
Non-current assets
Property, plant and equipment	4	928,881,772	984,906,533
Capital work-in-progress	5	15,799,588	10,311,973
Intangible assets	6	2,844,078	3,280,056
Mineral property interests		13,319,560	13,716,383
Goodwill		12,539,753	13,185,952
Platinum producers’ environmental trust		2,741,796	2,862,075
Other non-current assets		343,535	348,076
Total non-current assets		976,470,082	1,028,611,048
Current assets
Inventories		1,091,824	-
Trade and other receivables		22,187,527	36,190,110
Current tax receivable		155,244	163,244
Cash and cash equivalents		22,791,239	25,764,590
Restricted cash		1,308,623	1,377,263
Total current assets		47,534,457	63,495,207
Total assets		1,024,004,539	1,092,106,255
Equity and Liabilities
Equity
Share capital		71,967,083	71,852,588
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(9,131,706)	(5,197,843)
Hedging reserve		(2,296,909)	(4,124,155)
Share-based payment reserve		22,397,391	22,032,571
Accumulated loss		(180,137,265)	(163,519,502)
Total equity attributable to equity holders of the Group		60,716,868	78,961,933
Non-controlling interest		25,223,042	42,404,014
Total equity		85,939,910	121,365,947
Liabilities
Non-current liabilities
Loans and borrowings	7	709,686,588	622,534,699
Deferred taxation		190,697,392	208,805,557
Provisions		7,946,656	8,184,494
Derivative liability		3,077,556	4,969,563
Total non-current liabilities		911,408,192	844,494,313
Current liabilities
Trade and other payables		25,731,943	31,844,332
Short-term portion of loans and borrowings		924,494	94,401,663
Total current liabilities		26,656,437	126,245,995
Total liabilities		938,064,629	970,740,308
Total equity and liabilities		1,024,004,539	1,092,106,255

Approved by the Board of Directors on 13 May 2011

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Comprehensive Loss
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 31 March
		2011	2010

Revenue		30,698,228	32,206,103
Cost of sales		(46,235,753)	(35,632,148)
Gross loss		(15,537,525)	(3,426,045)
Administrative expenses		(3,745,838)	(2,671,638)
Other income		50,291	85,423
Operating loss		(19,233,072)	(6,012,260)
Finance income		194,168	299,937
Finance expense		(20,109,020)	(10,260,006)
Net finance expense		(19,914,852)	(9,960,069)
Loss before income tax		(39,147,924)	(15,972,329)
Income tax		7,721,752	2,781,305
Loss for the period		(31,426,172)	(13,191,024)

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		(6,072,627)	(4,643,329)
Effective portion of changes in fair value of cash flow hedges		1,593,447	(1,491,526)
Other comprehensive income/(loss) for the period, net of income tax		(4,479,180)	(6,134,855)
Total comprehensive (loss) for the period		(35,905,352)	(19,325,879)
Loss attributable to:
Owners of the Company		(16,617,763)	(6,997,907)
Non-controlling interest		(14,808,409)	(6,193,117)
Loss for the period		(31,426,172)	(13,191,024)

Total comprehensive loss attributable to:
Owners of the Company		(18,724,380)	(11,223,842)
Non-controlling interest		(17,180,972)	(8,102,037)
Total comprehensive loss for the period		(35,905,352)	(19,325,879)
Earnings per share
Basic and diluted loss per share		(0.04)	(0.02)

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation	Share-based payment reserve	Hedging reserve	Accumulated loss	Total	Non- controlling interest	Total
For the period ended 31 March 2010
Balance at 1 January 2010	71,713,114	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	-	(6,997,907)	(6,997,907)	(6,193,117)	(13,191,024)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	(2,751,428)	-	17,019	-	(2,734,409)	(1,908,920)	(4,643,329)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(1,491,526)	-	(1,491,526)	-	(1,491,526)
Total other comprehensive income/(loss)	-	-	-	(2,751,428)	-	(1,474,507)	-	(4,225,935)	(1,908,920)	(6,134,855)
Total comprehensive income/(loss) for the period	-	-	-	(2,751,428)	-	(1,474,507)	(6,997,907)	(11,223,842)	(8,102,037)	(19,325,879)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	63,400	-	-	-	472,540	-	-	535,940	-	535,940
Total contributions by and distributions to owners	63,400	-	-	-	472,540	-	-	535,940	-	535,940
Balance at 31 March 2010	71,776,514	(4,991,726)	162,910,000	(12,142,327)	20,243,326	(2,205,800)	(118,795,999)	116,793,988	73,923,693	190,717,681
For the period ended 31 March 2011
Balance at 1 January 2011	71,852,588	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	-	(16,617,763)	(16,617,763)	(14,808,409)	(31,426,172)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	(3,933,863)	-	233,799	-	(3,700,064)	(2,372,563)	(6,072,627)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	1,593,447	-	1,593,447	-	1,593,447
Total other comprehensive income/(loss)	-	-	-	(3,933,863)	-	1,827,246	-	(2,106,617)	(2,372,563)	(4,479,180)
Total comprehensive income/(loss) for the period	-	-	-	(3,933,863)	-	1,827,246	(16,617,763)	(18,724,380)	(17,180,972)	(35,905,352)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Common shares issued	114,495	-	-	-	(51,495)	-	-	63,000	-	63,000
Share-based payment transactions	-	-	-	-	416,315	-	-	416,315	-	416,315
Total contributions by and distributions to owners	114,495	-	-	-	364,820	-	-	479,315	-	479,315
Balance at 31 March 2010	71,967,083	(4,991,726)	162,910,000	(9,131,706)	22,397,391	(2,296,909)	(180,137,265)	60,716,868	25,223,042	85,939,910

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 31 March
		2011	2010
Cash flows from operating activities
Cash utilised by operations	8	(1,793,405)	(3,512,684)
Interest received		144,881	260,250
Interest paid		(525,310)	(12,858)
Taxation paid		-	(299,394)
Cash utilised by operating activities		(2,173,834)	(3,564,686)
Cash flows from investing activities
Additions to property, plant and equipment		(1,240,460)	-
Additions to capital work-in-progress		(6,534,092)	(4,234,881)
Cash utilised from investing activities		(7,774,552)	(4,234,881)
Cash flows from financing activities
Borrowings raised - OCSF		8,259,203	5,504,485
Common shares issued		63,000	25,800
Cash generated from financing activities		8,322,203	5,530,285
Effect of foreign currency translation		(1,347,168)	(645,748)
Net decrease in cash and cash equivalents		(2,973,351)	(2,915,030)
Cash and cash equivalents, beginning of period		25,764,590	30,947,511
Cash and cash equivalents, end of period		22,791,239	28,032,481

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada.  The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2011 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities.

2.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2010. The consolidated financial statements of the Group as at and for the year ended 31 December 2010 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2010, except for the following standards and interpretations adopted in the current financial year:

	•	IAS 24 (revised), Related Party Disclosures

	•	IFRIC 19, Extinguishing Financial liabilities with Equity instruments

	•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

	•	Amendments to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

	•	Various improvements to IFRS 2010

	•	There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

	•	IFRS 9, Financial Instruments

4.	PROPERTY, PLANT AND EQUIPMENT

	Three months ended 31 March	Year ended 31 December
	2011	2010
Summary
Cost
Balance at beginning of period	1,032,647,854	707,131,018
Additions	1,240,460	494,095
Transferred from capital work-in-progress	1,085,240	260,839,548
Disposals	-	(544,766)
Adjustment to rehabilitation assets	-	144,952
Effect of translation	(50,560,332)	64,583,007
Balance at end of period	984,413,222	1,032,647,854
Accumulated depreciation
Balance beginning of period	47,741,321	13,737,282
Depreciation for the period	9,932,254	31,397,522
Disposals	-	(499,587)
Effect of translation	(2,142,125)	3,106,104
Balance at end of period	55,531,450	47,741,321
Carrying value	928,881,772	984,906,533

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

5.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Three months ended 31 March	Year ended 31 December
	2011	2010
Balance at beginning of period	10,311,973	235,838,915
Additions	6,534,092	28,193,472
Transfer to property, plant and equipment	(1,085,240)	(260,839,548)
Capitalisation of borrowing costs	427,263	8,271,379
Impairment	-	(345,123)
Effect of translation	(388,500)	(807,122)
Balance at end of period	15,799,588	10,311,973

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

6.	INTANGIBLE ASSETS

Cost
Balance at beginning of period	3,473,000	-
Additions	-	3,328,100
Effect of translation	(170,200)	144,900
Balance at end of period	3,302,800	3,473,000
Accumulated amortisation and impairment losses
Balance beginning of period	192,944	-
Amortisation for the period	269,867	180,039
Effect of translation	(4,089)	12,905
Balance at end of period	458,722	192,944
Carrying value	2,844,078	3,280,056

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

7.	LOANS AND BORROWINGS

	31 March 2011	31 December 2010
Senior Term Loan Facility	91,916,854	93,412,907
Capitalised transaction costs	(4,024,976)	(4,251,970)
Redeemable “A” preference shares (related party)	407,529,820	418,050,018
Rustenburg Platinum Mines – Funding loans (related party)	87,940,570	89,370,192
Rustenburg Platinum Mines – OCSF (related party)	118,566,234	111,208,925
Rustenburg Platinum Mines – Interest free loan (related party)	4,151,626	4,365,567
Rustenburg Platinum Mines – commitment fees (related party)	1,198,303	1,122,854
Other	3,332,651	3,657,869
	710,611,082	716,936,362
Short-term portion
Senior Term Loan Facility	-	(93,412,907)
Other	(924,494)	(988,756)
	(924,494)	(94,401,663)
Non-current liabilities	709,686,588	622,534,699

The carrying value of the Group’s loans and borrowings changed during the year as follows:

	Three months ended 31 March	Year ended 31 December
	2011	2010
Balance at beginning of the year	716,936,362	555,509,417
Rustenburg Platinum Mine – OCSF	8,259,203	39,043,300
Rustenburg Platinum Mine – Interest free loan	-	599,442
Loans repaid	(246,930)	(590,537)
Commitment fee capitalised	(127,941)	(640,086)
Finance expenses accrued	20,222,894	74,436,897
Amortisation of loan costs	18,256	631,929
Commitment fee liability	127,941	640,086
Interest rate swap adjustment	(10,622)	(354,093)
Other	-	3,328,100
Effect of translation	(34,568,081)	44,331,907
Balance at end of the period	710,611,082	716,936,362
Short-term portion
Senior Term Loan Facility	-	(93,412,907)
Other	(924,494)	(988,756)
	(924,494)	(94,401,663)
Non-current portion	709,686,588	622,534,699

Due to the waiver of the covenants on the Senior Term Loan Facility ay 31 December 2010, there is no breach applicable to the loan at 31 March 2011 and as a result, the loan is classified as non-current. Refer note 10 for details regarding the refinancing of the Group’s loans and borrowings subsequent to 31 March 2011.

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

	Three months ended 31 March
	2011	2010

8. CASH USED BY OPERATIONS

Loss before income tax	(39,147,924)	(15,972,329)
Adjustments for:
Finance expense	20,109,020	10,260,006
Finance income	(194,168)	(299,937)
Items not involving cash:
Depreciation and amortization	10,202,121	6,057,518
Equity settled share-based compensation	416,315	510,140
Derivative gain	(33,498)	(99,581)
Cash utilised before working capital changes	(8,648,134)	455,817
Working capital changes
Decrease in trade and other receivables	12,015,638	1,057,186
Decrease in trade and other payables	(4,090,374)	(3,946,500)
Increase in inventories	(1,070,535)	(1,079,187)
Cash utilised by operations	(1,793,405)	(3,512,684)

9.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

	31 March 2011			31 March 2010
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(7,897,416)	(284,576)	(8,181,992)	813,331	(19,135)	794,196	(i)
Total Assets	1,028,799,838	11,016,290	1,039,816,128	994,113,957	11,664,703	1,005,778,660	(ii)

(i) EBITDA
EBITDA for reportable segments	(8,181,992)	794,196
Net finance expense	(19,914,852)	(9,960,069)
Depreciation and amortisation	(10,202,121)	(6,057,518)
Corporate and consolidation adjustments	(848,959)	(748,938)
Consolidated loss before income tax	(39,147,924)	(15,972,329)

(ii) Total assets
Assets for reportable segments	1,039,816,128	1,005,778,660
Corporate and consolidation adjustments	(15,811,587)	(10,205,730)
Consolidated assets	1,024,004,541	995,572,930

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2011
(Unaudited - Expressed in Canadian Dollars)

10.	SUBSEQUENT EVENTS

Senior Term Loan Facility

Subsequent to 31 March 2011, the Senior Term Loan Facility lenders (Standard Chartered Bank and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”)), have agreed with Plateau Resources (Proprietary) Limited and Anglo Platinum Limited (“Anglo”), for Anglo’s subsidiary, Rustenburg Platinum Mines Limited (“RPM”)  to acquire the outstanding amounts from the Senior lenders in full on 28 April 2011, as Anglo has indicated that it will be willing to provide funding on more flexible terms and conditions and with more acceptable pricing going forward. The outstanding amount acquired by RPM is $96.1 million (ZAR 669 million) including the interest rate swap of $3.7 million (ZAR 25.7 million).

Document 2

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

TA B L E   O F   C O N T E N T S

1.1	Date	2
1.2	Overview	4
1.3	Market trends and outlook	11
1.4	Discussion of Operations	11
1.5	Liquidity	14
1.6	Capital resources	16
1.7	Off-Balance sheet arrangements	17
1.8	Transactions with related parties	17
1.9	Summary of quarterly results	18
1.10	Proposed transactions	19
1.11	Critical accounting estimates	19
1.12	Changes in accounting policies including initial adoption	22
1.13	Financial instruments and risk management	23
1.14	Other MD&A requirements	29
1.15	Internal controls over financial reporting procedures	30
1.16	Disclosure of outstanding share data	31

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.1        Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2011 and the annual consolidated financial statements of Anooraq Resources Corporation (“Anooraq” or “the Company”) for the years ended December 31, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Anooraq has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Anooraq is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

As of January 1, 2009, Anooraq adopted IFRS and the following disclosure, as well as its associated unaudited interim condensed consolidated financial statements, has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

This MD&A is prepared as of May 13, 2011.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

Additional information about Anooraq, including Anooraq’s Annual Information Form for the fiscal year ended December 31, 2010 (“AIF”), which is included in the Annual Report of Anooraq on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below), potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Anooraq’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable assumptions, including assumptions that: the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) will complete on favourable terms, the Bokoni Mine will increase production levels from the previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) on favourable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 6 “Risk Factors” in Anooraq’s AIF.

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.2        Overview

Anooraq Resources Corporation is engaged in mining, exploration and development of Platinum Group Metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

2009 represented the most important year in Anooraq’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”) collectively, with Anooraq and its subsidiaries, the “Anooraq Group”. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Anooraq’s objective is to become a significant PGM group with a substantial and diversified PGM asset base, including producing and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Anooraq Group’s PGM production strategy and has resulted in the Anooraq Group controlling a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million PGM ounces is directly attributable to Anooraq.  On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. The resultant Anooraq Group simplified corporate structure is depicted below:

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Anooraq Resources Corporate Structure

The above corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares.

Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

The following are key financial performance highlights for the Anooraq Group for the three months ended March 31, 2011 (“Q1 2011”):

●
Anooraq had an operating loss of $19.2 million and a loss before tax of $39.1 million for Q1 2011, compared to an operating loss of $6 million and a loss before tax of $15.9 million for the three months ended March 31, 2010 (“Q1 2010”). The increased operating loss is the result of lower production at the Bokoni mine, and the increased loss before tax  is a result of higher finance cost.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

●
The net loss (after tax) was $31.4 million or ($0.04) per share (basic and diluted) for Q1 2011 as compared to a net loss (after tax) of $13.2 million or ($0.02) per share for Q1 2010. The increased loss is mainly as a result of lower production and higher financing cost.

●	During Q1 2011 the Bokoni mine produced 22,500 4E ounces, and for Q1 2010 the Bokoni mine produced 26,677 4E ounces. The lower 4E ounces produced resulted in the increased operating loss.

●	Anooraq had cash outflows of $2.9 million for Q1 2011, and cash outflows of $2.9 million for Q1 2010.

●
Subsequent to March 31, 2011, Anooraq and Anglo Platinum  entered into discussions surrounding a potential transaction. The  discussions involve  a strategic review by the parties of the Bokoni Platinum Holdings’ (“Bokoni Group”) assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction  (the “Bokoni Group restructure”).  Pursuant to the implementation of the Bokoni Group restructure Anooraq has unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum has taken cession of Anooraq’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited.  SCB and RMB (the “Senior Lenders”) have  agreed with  Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM will acquire the outstanding  indebtedness and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011, with definitive agreements relating to the Senior Debt to be finalized with Anglo Platinum. The  outstanding amount of debt acquired by RPM is $96.4 million (ZAR 671 million).

Black Economic Empowerment

Pelawan Investments (Pty) Ltd (“Pelawan”), the majority shareholder in Anooraq, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Pelawan shareholding, Anooraq and the Bokoni Group remain compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

●	Premature closure

●	Planned decommissioning and closure

●	Post closure management of residual and latent environmental impacts

In respect of Bokoni (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in July 2010. As at December 31, 2010, the total environmental rehabilitation liability for Bokoni, in current monetary terms (undiscounted), was estimated to be $13.1 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at March 31, 2011, the amount invested in the environmental trust fund was $2.7 million. The shortfall of $10.4 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Anooraq Group has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1 Bokoni Mine

Bokoni is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. Bokoni has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. Bokoni has an extensive shallow ore body, capable of supporting a life-of-mine plan in excess of 50 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in  that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

Bokoni’s  production for Q1 2011 averaged  73,000 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of 4 adits and 2 underground levels (Refer to Section 1.4 Discussion of Operations – Q1 2011 Highlights).  Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to increase from its current production levels of 10,000 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 20,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that Bokoni will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

2010 was the first complete year of mining operations at Bokoni since the Bokoni Transaction on July 1, 2009. Various operational challenges have been experienced during 2010 as well as a labor restructuring having been performed. Management remains confident that the objective of achieving a production rate of 160,000 tpm will be achieved by 2014.  Plans are being implemented to address technical and human resources issues that are currently impacting on production.  One of the major technical issues is a lack of mining flexibility.  Currently development and pothole management is being actively improved and this should impact positively on production in the next nine to twelve months.  Training of self-directed teams has commenced and this is expected to lead to an improvement in mining efficiencies.

Given the magnitude of Bokoni’s ore body, lying open at depth with its numerous attack points, management is of the view that Bokoni has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

Bokoni, at the current metal prices and United States Dollar (“US$”) exchange rate against the South African Rand (“ZAR”), is slightly cash flow negative at an operational level (before depreciation and interest expense) largely as a result of the ramp up phase of the mine currently being experienced. Bokoni plans to become cash flow positive after capital expenditure towards the second half of 2011 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau to Senior Debt lenders pursuant to the Senior Debt facility are made in accordance with the debt repayment profile of the Senior Debt facility (the "Initial Period"), Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.  Subsequent to Q1 2011, effective on April 28, 2011, the Senior Debt Lenders, SCB and RMB, agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary RPM would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it is willing to provide funding on more flexible terms and conditions and with more favourable pricing going forward.  Pursuant to a broader refinancing transaction contemplated between Anglo Platinum and the Anooraq Group, RPM and Plateau also have agreed that, with effect from April 28, 2011, RPM will assume all of the rights and obligations of SCB under the Senior Debt facility (See the

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 discussion of the Anooraq Group’s refinancing in Section 1.5 – Liquidity and Section 1.6 – Capital Resources).

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Anooraq Group, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

Bokoni produces a metal-in-concentrate, all of which is sold to RPM in terms of a sale of concentrate agreement entered into between Plateau and RPM. This agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend this agreement for a further five year term to July 1, 2019.

In terms of the sale of concentrate agreement, RPM receives metal-in-concentrate from Bokoni and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco shareholders agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

1.2.2     Ga-Phasha Project

As reported previously the Mineral Resource Estimate for the Ga-Phasha project was updated.  The updated estimate has been previously disclosed in the MD&A for the year ending December 31, 2010 which is available on www.sedar.com.  In 2011, management will focus on reviewing and updating the planning and economic parameters for the feasibility study.

1.2.3     Platreef Exploration Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

The Anooraq Group has entered into a settlement agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the new Agreement are as follows:

●	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.
●
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).
●	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.
●
Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study, Anooraq may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or
-
relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

The Anooraq Group is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

The Anooraq Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2011 at a cost of approximately $0.2 million per annum.

1.2.4     Boikgantsho Project

Management has commenced a prefeasibility study of the Boikgantsho project. The pre-feasibility will occur in phases, with phase 1 focusing on re-logging of a significant portion of the exploration drill holes. On completion of the re-logging exercise, management was informed that there was no correlation between the lithologies logged and the mineralized horizons. Furthermore, some lithologies were incorrectly identified. Management decided that a new geological model should be constructed and this necessitated that all the boreholes should be re-logged in order to develop a robust geological model that would include a correlation between lithology and mineralization.

The re-logging of all the boreholes has resulted in a change of scope of the project. The time schedule has increased by four months and Phase 2 is now expected to be completed by June 2011. The additional cost for the re-logging is approximately $0.2 million (ZAR1.1 million) resulting in the project cost for Phase 2 increasing to $1.6 million (ZAR11.3 million).

A preliminary geological model was completed.  Management has commenced  a prefeasibility study.

1.3        Market Trends and Outlook

Quarterly Trends

PGM metal prices (in US$) increased by 7% during Q1 2011 when compared to the fourth quarter of 2010 (“Q4 2010”). In addition, the ZAR/US$ exchange rate remained relatively flat, depreciating by

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

2% from Q1 2010 to Q1 2011. The net effect of this was that the ZAR PGM basket price increased by 7% during Q1 2011 when compared to Q4 2010.

Although PGM metal prices improved in Q1 2011, the white metals market was affected negatively by external factors towards the end of the quarter, including the adverse impact of the Japanese earthquake, tsunami and nuclear disaster, the political upheaval in North Africa and threats of sovereign debt default by some European countries.

Outlook

The global outlook for PGM demand remains positive in the medium term, with the automotive sector demand  strengthening in Q1 2011, which is expected to support a  PGM demand  recovery in the medium term.  There are  continued threats to PGM production supply arising from operational challenges faced by South African PGM producers and increased political volatility in Zimbabwe having a potential effect on new project capital investment in the region, however there exists a strong potential for improved PGM prices in the medium term as  demand appears to be gradually increasing to the pre-2008 global financial crisis levels.

It is estimated that the primary driver on the PGM demand side will be  automotive demand in emerging market economies and, in particular, the Brazil, Russia, India and China (“BRIC”) region, where emission control legislation in regions such as China and India (the latter having placed emphasis on diesel usage going forward) will have a positive impact on autocatalytic converter consumption in the near future.  This price recovery remains largely predicated upon expected renewed demand in vehicle sales and manufacturing in the U.S., European and BRIC economies, together with sustained auto sector growth in emerging market economies.  It also remains predicated upon credit markets continuing to ease in favour of consumer lending, an issue which remains tentative in light of recent developments in the U.S. and European Union.

1.4        Discussion of Operations

Production performance for Q1 2011 was below management expectations and lower than Q1 2010. The operations faced a number of challenges in Q1 2011, resulting in a drop in production as compared to Q1 2010.  The major impacts on production for Q1 2011 was a slow start up after the ten day Christmas break (this is a traditional break in South Africa across the mining industry), as well as production stoppages effected by the National Regulator due to non-compliance with  certain Health and Safety regulations at the mine.  .  The number of Lost Time Injuries (“LTI’s”) decreased by 20% in Q1 2011 as compared to Q1 2010.  However, the severity of accidents increased as indicated by a 88% increase in the number of serious accidents in Q1 2011 as compared to Q1 2010.  No fatal accidents were recorded in Q1 2011.  A number of interventions have been put in place at Bokoni to address non-compliance  with  regulations as well as to improve safety performance.  This includes, but is not limited to, an internal audit process whereby working panels are audited on a regular basis.  If any contravention of  safety standards  is found and/or unsafe conditions or practices are found during the audit process, work is stopped immediately and all transgressions are rectified before mining can continue.  Furthermore, a safety training program has been instituted whereby all mining personnel are being retrained on mine standards and safe working procedures.

The key production parameters for Bokoni for Q1 2011 are depicted in the table below.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Bokoni Production Statistics:
		Q1 2011	Q1 2010	% Change	Total 2010 (12 months)
4E oz produced	Oz	22,173	26,594	(17)	116,164
Tonnes milled	T	219,991	229,344	(4)	1,044,084
Built-up head grade	g/t milled,4E	3.78	4.05	(7)	4.12
UG2 mined to total output	%	30	35.5	(15)	32
Development meters	M	2,178	3,140	(31)	10,292
R/t operating cost/ton milled	ZAR/t	1,199	987	21	989
R/4E operating cost/4E oz	ZAR/4E oz	11,722	8,516	38	8,888
Total labor (mine operations)	Number	5,399	4,657	16	5,116

Revenue

The mine concentrator milled 219,991 tonnes in Q1 2011, which is 4% lower than the 229,344 tonnes milled in Q1 2010.  As a result of the lower tonnes milled, the mine produced 4,421  fewer 4E (includes platinum, palladium, rhodium and gold) ounces than Q1 2010.

●
Revenue from the sale of concentrate for Q1 2011 was $30.7 million (ZAR 218.1 million) compared to Q1 2010 of $32.2 million (ZAR 232.5 million). The decrease in revenue of $1.5 million is mainly due to lower 4E ounces produced and  chrome penalties paid.

●
Partially offsetting the decline in ounces produced,  the PGM basket price for Q1 2011 was 21% higher than the basket price achieved for Q1 2010. The basket price for Q1 2011 was US$1,457 (ZAR 10,210) compared to US$1,200 (ZAR 9,019) for Q1 2010.

Cost of Sales

Cost of sales of $46.2 million for Q1 2011 was $10.6 million higher than Q1 2010’s cost of sales of $35.6 million. The main reason was as follows:

●
Labour costs for Q1 2011 increased by $2 million (11%) compared to Q1 2010.  The increase in costs was due to the annual salary increases that took place in July 2010 and an 8.8% increase in the number of enrolled employees.

●
Contractor costs for Q1 2011 increased by $1.7 million (88%) compared to Q1 2010.  The increases were due to the appointment of Manniken (MMM) as contractors at the UM2 shaft.  The mine decided to employ a contractor (MMM) to mine out UM2 while the Bokoni crews at UM2 were moved to Brakfontein.  During the latter part of Q4 2010, Bokoni appointed FHL Contracting (Pty) Ltd and Highpoint Trading 663 CC as contractors to carry out re-development, sub-development, equipping, vamping and white area stoping at Brakfontein shaft.

●
Store costs for Q1 2011 increased by $1.3 million (24%) compared to Q1 2010.  The increase in costs was attributable to inflation, change in the SAP system, and mechanical and processing costs.  Additional costs have been incurred in these areas to improve the availability of the tramming fleet and the stability of the concentrator.

●
Utilities costs for Q1 2011 increased by $0.5 million (29%) compared to Q1 2010 due to the annual Eskom tariff increases that took place in April 2010 and the 8% increase in the kilowatt hours utilized by the mine compared to the March 2010 quarter.

●	Transport of ore costs for Q1 2011 increased by $0.1 million (12%) compared to Q1 2010 as a result of more tons hoisted by Brakfontein, which is the furthest away from the concentrator.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

●
The depreciation charge for Q1 2011 increased by $3.9m compared to Q1 2010, mainly as a result of the Brakfontein Project’s capital cost and related interest expense that were being capitalized in Q1 2011, and have been treated as expenses from April 2010.

●
Sundry costs for Q1 2011 increased by $0.4 million (12%) compared to Q1 2010 mainly as a result of increased costs incurred under service, maintenance and rental agreements at Brakfontein and Middelpunt.  Brakfontein has increased the usage of Hilti drills whereas Middelpunt has increased the usage of Kwena contractors for the belt maintenance.

On a cost per ton basis, production cost for Q1 2011 was US$171 (ZAR 1,199) per ton as compared to US$131 (ZAR 987) per ton for Q1 2010, a US$ increase of 31% (increase of 21% in ZAR, which is the functional currency of the Bokoni Mine).

Exchange rate

For presentation purposes currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q1 2011 was ZAR 7.10, a strengthening of 1.6% compared to the average exchange rate for Q1 2010 of ZAR 7.22.

Finance expense

Finance expense for Q1 2011 was $20.1 million compared to Q1 2010 of $10.3 million. The reason for this increase was mainly as a result of the Brakfontein project still being part of capital work-in-progress in Q1 2010, making it eligible for interest to be capitalized to the project.  In Q2 2010, the project reached commercial levels of production and  capitalization ceased, resulting in a significant decrease in the amount of interest that could be capitalized and a corresponding  increase in the interest expense.  The increase in the OCSF (as defined below) draw downs and compounded interest on the funding loan facilities also contributed to increased interest expense.

Safety

No fatal accidents were recorded for Q1 2011.  The Anooraq Group’s LTI Frequency Rate deteriorated to 1.91 in Q1 2011 from 1.20 in Q1 2010.  Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q1 2011 was $7.8 million (as opposed to $6 million for Q1 2010), comprising 34% sustaining capital and 66% project expansion capital (as opposed to 12% sustaining capital and 88% project expansion capital for Q1 2010).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to  0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The royalty is accounted for on a monthly basis in the accounting records of Bokoni Platinum Mines (Pty) Ltd.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The calculated royalty tax percentage for Bokoni for 2010 was the minimum percentage of 0.5%, and the resulting royalty expense for Q1 2011 amounted to $0.1 million ($0.5 million for the 12 months of 2010).

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be  effected over a three year period as follows:

2010/2011	:	24.8%
2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the three year period from April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.5        Liquidity

At March 31, 2011, the Anooraq Group had positive working capital, excluding restricted cash, of $19.6 million compared to negative working capital of $64.1 million as at December 31, 2010. At December 31, 2010, the Anooraq Group did not meet certain covenants specified in the Senior Debt agreements. As a result, the related obligation was reflected as due in less than one year.  During the first quarter of 2011, the Senior Lenders waived their rights and entitlements arising from the failure of the Anooraq Group to meet the specific covenants. Therefore, the Senior Debt was reclassified as long term debt as there was no legal or constructive obligation to settle the related debt within the next 12 months.

The breach of the covenant resulted from not meeting certain production levels of concentrate (“production covenant”) during 2010, compared to the operating budget and mine plan approved by the Senior Lenders. In addition to waiving the breach at December 31, 2010, the Senior Lenders also waived the measurement of the production covenant against the currently approved operating budget and mine plan for 2011.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The Anooraq Group has the following long-term contractual obligations as at March 31, 2011:

	Payments due by period ($ million)
	Total	Less than one year	2 to 3 years	4 to 5 years	More than 5 years
Capital commitments	8.6	8.6	-	-	-
Long-term debt (1)	1,059.7	92.8	45.4	846.7	74.8
Operating lease commitments (2) (((2)	0.7	0.4	0.3	-	-
Purchase obligations (3)	26.5	12.5	8.3	5.7	-
Derivative liability (4)	3.1	-	3.1	-	-
Total	1,099.4	114.3	57.5	852.8	74.8

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR 6.9638.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4)
As part of the refinancing of the Senior Debt facility the interest rate hedge was unwound in April 2011, and RPM lent  Plateau an amount equal to the cost of unwinding pursuant to  a separate short term loan agreement to be entered into between RPM and Plateau.  Subsequent to March 31, 2011 Anooraq and Anglo Platinum entered into discussions surrounding a potential transaction. The discussions involve a strategic review by the parties of the Bokoni Platinum Holdings’ (“Bokoni Group”) assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction (the “Bokoni Group restructure”).  Pursuant to the implementation of the Bokoni Group restructure Anooraq has unwound its interest rate hedge transaction with SCB and Anglo Platinum has taken cession of Anooraq’s senior loan obligations with SCB and RMB.  The Senior Lenders have agreed with Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM will acquire the outstanding  indebtedness and related future funding obligations from the Senior Lenders in full, effective April 28, 2011. The  outstanding amount of debt acquired by RPM is $96.4 million (ZAR 671 million).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

On completion of the Bokoni Group restructure and the revisions to the Senior Debt described above, the Anooraq Group expects that the cash flows from the mining operations and the additional financing secured through the OCSF, combined with cash on hand, will be sufficient to meet the  ongoing operational and capital cash requirements of the Anooraq Group for at least the next 12 months.

The Anooraq Group’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at Bokoni.

1.6        Capital Resources

Anooraq’s sources of capital are primarily debt.

The Anooraq Group’s access to capital sources is dependent upon general commodity and financial market conditions. The Anooraq Group has secured long-term funding to meet its operating and capital obligations through to the end of 2012.  (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements).   The Anooraq Group’s cash balance as at March 31, 2011 was $22.8 million.

In addition to its cash resources, the Anooraq Group has access to various committed debt facilities from  Anglo Platinum. All of the Anooraq Group’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 1, 2013, while it has management control at Bokoni. The reason for this capital repayment “holiday” period is that Bokoni is currently in a highly capital intensive project expansion growth phase until it reaches its phase 1 steady state of production of 160,000 tpm (240,000 PGM ounces per annum) expected in 2014. Thereafter, capital repayments will commence on the Senior Debt Facility and the Anooraq Group will be required to undertake a refinancing of the other Anglo Platinum debt facilities as and when market conditions allow it to do so. As discussed in section 1.5, management has initiated a refinancing  to be implemented in the short-term.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

A summary of the Anooraq Group’s debt facilities as at March 31, 2011, adjusted to reflect the refinancing of the Senior Debt, is as follows:

	Balance at March 31, 2011, as adjusted	Total available facility	Un-utilized portion of facility
	$ million
RPM Debt facility (1)	92.6	134.0	41.4
OCSF	124.2	211.8	87.6
RPM funding loan	88.6	103.8	15.2
“A” preference share facility	412.3	412.3	-
Other	4.7	4.7	-
Total	722.4	866.6	144.2

(1)	RPM took cession and assignment of the Senior Debt effective 28 April 2011.

In addition to the facilities above, Anglo Platinum made available to Plateau a standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”.  Also refer to Section 1.5 for a discussion of the refinancing of the Senior Debt.

Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the Department of Mineral Resources (“DMR”), the South African Reserve Bank and Anglo Platinum.  Under current circumstances, there is minimal availability for the Company to issue additional equity.

1.7        Off-Balance Sheet Arrangements

The Anooraq Group has not entered into any off-balance sheet transactions.

1.8        Transactions with Related Parties

The Anooraq Group concluded a number of agreements with respect to services at Bokoni with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that,

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services.

Transactions with RPM during Q1 2011, as compared to the full year 2010, are summarized below:
Concentrate sales	$30.7 million	(2010 – $148.3 million)
Cost of sales*	$6.3 million	(2010 – $19.6 million)
Administration expenses	$0 million	(2010 – $3.6 million)
Finance expense	$17.1 million	(2010 – $62.8 million)
(before interest capitalised)
* - included in cost of sales are the following:
Metal accounting services	$0.2 million	(2010 – $0.5 million)
Supply chain services	$5.1 million	(2010 – $11.9 million)
Treatment of Anglo ore	($0.4) million	(2010 – ($1.0) million)
Other	$1.4 million	(2010 – $8.2 million)
	$6.3 million	(2010 – $19.6 million)
The following balances were outstanding to/from RPM at March 31, 2011, as compared to December 31, 2010:
Loans and Borrowings	$619.8 million	(2010 – $624.1 million)
Trade and other payables	$1.3 million	(2010 – $2.5 million)
Trade and other receivables	$19.1 million	(2010 – $33.3 million)
Post Q1 2011, RPM assumed all the rights and obligations of the Senior Lenders, and by repaying the Senior Lenders, the Loans and Borrowings balance of related parties increased as follow:
Hedge Unwind	$3.7 million (ZAR 25.7 million)
Senior Debt	$92.6 million (ZAR 642.8 million)

1.9        Summary of Quarterly Results

$ Million	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009
Revenue	30.7	43.2	34.5	38.4	32.2	34.8	27.8	-
Cost of sales	(46.2)	(52)	(44.5)	(40.9)	(35.6)	(40.5)	(40.5)	-
Gross loss	(15.5)	(8.8)	(10.0)	(2.5)	(3.4)	(5.7)	(12.7)	-

Loss for the period	(31.4)	(32.4)	(28.1)	(19.9)	(13.2)	(18.6)	(18.7)	(10.8)

Basic and diluted loss per share ($)	(0.04)	(0.04)	(0.04)	(0.03)	(0.02)	(0.03)	(0.04)	(0.06)
Weighted number of common shares outstanding (million)	425	425	425	425	425	305	245	186

Discussion of Last Eight Quarterly Results in General

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Prior to July 1, 2009, Anooraq was regarded primarily as an exploration company. Therefore, Anooraq did not have any significant operating assets.

On July 1, 2009,  Anooraq acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Anooraq that generated revenue. There was therefore a significant increase in the asset base of the Anooraq Group as revenue generating assets were effectively acquired.

The Anooraq Group had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

•	Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of 2010.
•	To commence generating profits on an operational level. This has not yet been achieved.
•	Reduce the unit cost. The unit cost has reduced by 20% in the first 18 months.

The Anooraq Group is continuing its efforts to grow production (Phase 1 expansion program) in order to achieve the Anooraq Group’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2014.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $27.8 million for Q3 2009, and ultimately to revenue of $30.7 million for Q1 2011.

The increased finance cost,  as a result of the completion of capitalization of the Brakfontein Project which resulted in interest not being eligible for further capitalization, drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.10      Proposed Transactions

At the current time, there are no reportable proposed transactions.

1.11      Critical Accounting Estimates

The Anooraq Group’s accounting policies are presented in note 4 of the audited financial statements for the year ended December 31, 2010, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for the year ended December 31, 2010 where applicable.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

These estimates include:

Taxation

The Anooraq Group applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The Anooraq Group provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Anooraq Group’s net deferred tax assets assumes that the Anooraq Group will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Anooraq Group.

During the 2010 fiscal year, the Anooraq Group calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the real post-tax weighted average cost of capital (“WACC”) of 9.67%. The WACC is based on the risk free rate as at December 31, 2010, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for the year ended December 31, 2010 for details of key assumptions used in the 2010 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for the year ended December 31, 2010.  Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2010. Cash generating units are based on individual subsidiaries within the Anooraq group.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation costs.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Anooraq Group's environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using a Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 35 of the audited financial statements for the year ended December 31, 2010 for details on  the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at March 31, 2011 amounted to $1.1 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Anooraq Group's properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Anooraq Group's financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12      Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by the Anooraq Group in the condensed consolidated interim financial statements for the period ended March 31, 2011 are the same as those applied by the Anooraq Group in the consolidated financial statements as at and for the year ended December 31, 2010 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

•	IAS 24 (revised), Related Party Disclosures

•	IFRIC 19, Extinguishing Financial liabilities with Equity instruments

•	Amendments to IFRS 2, Share-based payments; vesting conditions and cancellations

•	Amendments to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

•	Various improvements to IFRS 2010

There was no significant impact on the condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to the Anooraq Group:

•	IFRS 9, Financial instruments

o	Effective date January 1, 2013.

o
IFRS 9 (2009) is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before January 1, 2012.

•	IFRS 9, Additions to IFRS 9 Financial instruments

o	Effective date January 1, 2013.
o
IFRS 9 (2010) adds the requirements related to the classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

1.13      Financial Instruments and Risk Management

Financial instruments

The Anooraq Group’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. The Anooraq Group’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when the Anooraq Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

The Anooraq Group’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Anooraq Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Anooraq Group will

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless the Anooraq Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

The Anooraq Group held derivative financial instruments to hedge its interest rate risk exposures up to 28 April 2011, whereafter the interest rate hedge has been unwound.   Up to 28 April 2011 embedded derivatives were separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative were not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument was not measured at fair value through profit or loss.

On initial designation of the hedge, the Anooraq Group formally documented the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that had been used to assess the effectiveness of the hedging relationship. The Anooraq Group made an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments were expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge were within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should have been highly probable to occur and should have presented an exposure to variations in cash flows that could ultimately have affected reported net income.

Derivatives were recognized initially at fair value; attributable transaction costs were recognized in profit or loss as incurred.

Financial risk management activities

The Anooraq Group’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. The Anooraq Group may use derivative financial instruments to hedge certain risk exposures.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The Board of Directors has overall responsibility for the establishment and oversight of the Anooraq Group’s risk management framework.

The Anooraq Group’s risk management policies are established to identify and analyze the risks faced by the Anooraq Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Anooraq Group’s activities. The Anooraq Group, through its training and management standards  and  procedures,  aims  to  develop  a  disciplined  and  constructive  control  environment  in  which  all  employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to the Anooraq Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Anooraq Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Anooraq Group has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that the Anooraq Group will not be able to meet its financial obligations as they fall due. The Anooraq Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Anooraq Group’s holdings of cash and cash equivalents. This is facilitated via the OCSF. The Anooraq Group’s cash and cash equivalents are invested in business accounts which are available on demand.

The Anooraq Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Anooraq Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Anooraq Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

The Bokoni Transaction was partially financed by a $107.7 million (ZAR 750 million) Debt Facility from Standard Chartered provided to Plateau, of which $71.8 million (ZAR 500 million) was drawn down on July 1, 2009. The remaining $35.9 million (ZAR 250 million) was available for interest roll-up during the next three years. The term of the Senior Debt facility was nine years with an interest and capital repayment holiday period. The Senior Debt facility bore interest equal to the JIBAR (5.575% at March 31, 2011) plus 4.5% applicable margin and 1.27% mandatory cost.  Effective as of April 28, 2011, RPM will acquire the outstanding amounts from the Senior Lenders in full.  (See Section 1.5 – Liquidity).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The Anooraq Group had entered into an interest rate swap arrangement with SCB to fix the variable interest rate on $71.8 million (ZAR 500 million) of the principal amount of the loan at 14.695% which arrangement expires on July 31, 2012.  On April 28, 2011 the interest rate hedge was unwound, and RPM lent Plateau an amount equal to the cost of unwinding pursuant to a separate short term loan agreement between RPM and Plateau.  (See Section 1.5 – Liquidity)

A 100 basis point change in the interest rate for Q1 2011 on the Senior Debt and the RPM loan would have changed the loss for the quarter by approximately $1.7 million. This analysis assumes that all other variables remain constant.  A 500 basis point change, based on the terms and conditions of the loan RPM has acquired from the Senior Lenders (Refer to Section 1.5 – Liquidity) would have reduced the finance cost by approximately $8.4 million.

Foreign currency risk

The Anooraq Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Anooraq Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Anooraq Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within  the  Group,  certain  loans  between  Group  entities  amounting  to  $49.5  million  are  exposed  to  foreign  exchange fluctuations. A 10% change in the $/ZAR exchange rate at March 31, 2011 would have resulted in an increase/decrease of $4.9 million in equity. The Anooraq Group has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of the Anooraq Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Anooraq Group currently operates Bokoni. The Anooraq Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Anooraq Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing the Anooraq Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Anooraq Group in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Anooraq Group remains in a sound financial position.

The Anooraq Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. The Anooraq Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no changes to the Anooraq Group’s approach to capital management as at March 31, 2011.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Senior Debt facility  provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the”Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $107.7 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) which, with the Company’s portion, will provide up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Senior Debt facility.  Subsequent to the initial financing, effective as of April 28, 2011 RPM will acquire the outstanding amounts on the Senior Debt in full from the Senior Lenders (Refer Section 1.5 – Liquidity).

1.	Debt Facility

Plateau secured the Senior Debt facility with SCB for an amount of up to $107.7 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $35.9 million (ZAR 250 million). On July 1, 2009, SCB advanced $71.8 million (ZAR 500 million) to Plateau, and interest amounting to $20.1 million (ZAR 140.1 million) has been rolled up through March 31, 2011.

The Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at March 31, 2011).

The total amount of the interest payable on the notional amount of the Senior Debt facility of $71.8 million (ZAR 500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Senior Debt facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined above), if Plateau's cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Debt Facility, RPM was obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby loan facility” below).

On December 11, 2009, 34% of the Senior Debt facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011 RPM will acquire the outstanding amounts from the Senior Lenders in full.  RPM also assumed all of the rights and obligations of the Senior Lenders under the Debt Facility.  (See Section 1.5 – Liquidity).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $172.3 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $157.9 million (ZAR 1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $172.3 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Anooraq Group is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that the Anooraq Group is in the position to redeem the shares. Any preference shares not redeemed in six years (at 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $157.9 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $157.9 million (ZAR 1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Anooraq will take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Anooraq common shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million common shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Anooraq common shares, the

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Company will have 425 million common shares outstanding  (not including any other Anooraq common shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Anooraq common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Anooraq common shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Pelawan continuing to own a minimum 51% shareholding in Anooraq. The total number of Anooraq common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Anooraq shares. Such Anooraq common shares will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq (at present the contractual lock in provision for Pelawan on all of its shares held in Anooraq remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $157.9 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive an additional 111.6 million common shares in Anooraq.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Anooraq Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

3.	Operating Cash Flow Shortfall Facility (“OCSF”)

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $107.7 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at March 31, 2011, Plateau had drawn $60.9 million (ZAR 424.2 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $103.4 million (ZAR 720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at March 31, 2011, Bokoni

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 had drawn $58.4 million (ZAR 406.4 million) of the available $103.4 million (ZAR 720 million) of the RPM OCSF.

4.	Standby loan facility

Anglo Platinum has made available to Plateau a standby loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at March 31, 2011 no draw down has been made on the standby facility.  This standby loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5.	Security

The Debt Facility is secured through various security instruments, guarantees and undertakings provided by the Anooraq Group against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The standby loan facility, Plateau OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.

1.14      Other MD&A Requirements

Additional information relating to the Anooraq Group, including the Anooraq Group’s Annual Information Form dated March 23, 2011, is available on SEDAR.

1.15      Internal Controls over Financial Reporting Procedures

The Anooraq Group’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations). The Anooraq Group’s internal control system was designed to provide reasonable assurance to the Anooraq Group’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Anooraq Group.

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Anooraq Group are being made only in accordance with authorizations of management and directors of the Anooraq Group.

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Anooraq Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Anooraq Group excluded Bokoni from its assessment of the effectiveness of the Anooraq Group’s internal control over financial reporting as of December 31, 2009. During 2010, the Anooraq Group designed and implemented internal control over financial reporting at Bokoni. This included:

•	documentation of controls;
•	training of staff;
•	risk assessments;
•	design and implementation of controls; and
•	control measures to ensure standards and procedures are maintained.

During Q4 2010, the Anooraq Group went live on its own SAP system. The Anooraq Group previously used Anglo Platinum’s SAP system. All the necessary controls were designed and implemented for the new system, including the migration to the new system.

This included:

•	documentation of controls;
•	training of staff;
•	risk assessments;
•	user acceptance testing;
•	design and implementation of general information technology controls and application controls;
•	change management controls; and
•	controls around data migration.

Management assessed the effectiveness of the Anooraq Group’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Anooraq Group’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, management concluded that the Anooraq Group’s internal control over financial reporting was effective as of December 31, 2010.  There has been no change in the Anooraq Group’s internal control over financial reporting that occurred during the period beginning on January 1, 2011 and ending on March 31, 2011 that has materially affected or is reasonably likely to materially affect the Anooraq Group’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations. As at December 31, 2010, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Anooraq Group’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, the Anooraq Group’s disclosure controls and procedures were effective.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.16      Disclosure of Outstanding Share Data.

The Anooraq Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 common shares. As at March 31, 2011, 13,166,000 options were outstanding. No share options were issued in Q1 2011. Options outstanding and exercisable at March 31, 2011 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$ 1.29	4,145,000	4,145,000	1.6
June 25, 2013	$ 1.29	916,000	916,000	2.3
June 30, 2013	$ 1.29	1,410,000	1,410,000	2.3
June 25, 2014	$ 0.96	600,000	600,000	3.3
November 30, 2016	$ 0.84	4,855,000	1,583,415	5.8
May 1, 2017	$ 1.68	500,000	-	6.2
July 1, 2017	$ 1.05	260,000	-	6.3
August 1, 2017	$ 1.11	480,000	-	6.4
Total		13,166,000	8,654,415
Weighted average exercise price		$ 1.11	$1.19

As at March 31, 2011, the issued share capital of the Anooraq Group was 201,888,473 common shares, 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares.   The B preference shares are convertible into Anooraq shares on a 1 to 1 basis.

Document 3

ANOORAQ RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, Harold Motuang, Chief Executive Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Anooraq Resources Corporation (the “issuer”) for the interim period ended March 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2011

/s/ Harold Motuang
Harold Motuang
Chief Executive Officer

Document 4

ANOORAQ RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, De Wet Schutte, Chief Financial Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Anooraq Resources Corporation (the “issuer”) for the interim period ended March 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2011

/s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)
Date:	May 13, 2011	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer